Exhibit 99.29

June 27, 2016

Consent of Independent Auditor

We hereby consent to the incorporation by reference in this Registration Statement on Form 40-F of Osisko Gold Royalties Ltd of our report dated May 15, 2014 relating to the consolidated financial statements of Virginia Mines Inc. as at February 28, 2014 and 2013 and for each of the years then ended, and the effectiveness of internal control over financial reporting as at February 28, 2014, which appears in the Exhibit 99.27(a) incorporated by reference in such Registration Statement.

/s/ PricewaterhouseCoopers LLP1

Québec City, Quebec, Canada

____________________________________
1 CPA auditor, CA, public accountancy permit No. A122718

PricewaterhouseCoopers LLP/s.r.l./s.e.n.c.r.l.
Place de la Cité, Tour Cominar, 2640, boulevard Laurier, bureau 1700, Québec QC G1V 5C2
T: +1 418 522 7001, F: +1 418 522 5663

"PwC" refers to PricewaterhouseCoopers LLP / s.r.l. / s.e.n.c.r.l., an Ontario limited liability partnership.